LETTERHEAD OF QUALITY ALLIANCE GROUP, INC.

February 11, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long, Esq.

Re:	Quality Alliance Group, Inc.
Form 10 filed on January 5, 2009
File No. 000-53544

Dear Ms. Long:

This letter sets forth the responses of Quality Alliance Group, Inc. (the “Registrant”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter dated February 3, 2009 to Adam Wimmer, the President of the Registrant, with respect to the Form 10 filed on January 5, 2009 ("Form 10").  We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the information provided below is responsive to your questions and comments.  Concurrent with the filing of this letter on the SEC's EDGAR system, we are filing an amendment to the Form 10 that incorporates the revisions made in response to the Staff's comments, as more fully described below.

References to page and paragraph numbers in our responses to the Staff's comments are to the corresponding page and paragraph numbers in the amendment to the Form 10 filed as with the SEC on February 11, 2009

General

1.	Comment

Please disclose if you may be used as a vehicle for a reverse acquisition.

Response

We respectfully acknowledge the Staff’s comment and advise the Staff that the Registrant may be used as a vehicle for a reverse acquisition.  Accordingly, we advise the Staff that we have revised the Form 10 to disclose that the Registrant may be used as a vehicle for a reverse acquisition in the following places:

Page 1, paragraph 1.

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

Page 2, first line of carry over paragraph from page 1.

Page 5, first line, which originates from the carry over paragraph beginning on page 4.

2.	Comment

Please identify all your promoters and indicate that these are your only promoters.  Ensure that you include all of the information about any promoters that is required by Item 401(g) and Item 404 of Regulation S-K.

Response

We respectfully acknowledge the Staff's comment and advise the Staff that management of the Registrant takes the position that the company has no promoters other than Adam Wimmer, its president.  Ray Cene Investments, LLC ("Ray Cene"), the sole stockholder of the Registrant, is a passive investor and neither the manager nor any member of that entity exercises influence or control over the day-to-day operations of the Registrant or Mr. Wimmer, other than as the sole stockholder.  In light of the foregoing, we have not made any revisions to the Form 10 responsive to this comment.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

3.	Comment

We note that footnote (3) to the table disclosed the ownership of 65% of the shares of Ray Cene.  Please identify all of the persons who have voting and dispositive control of the company's shares that Ray Cene owns

Response

We respectfully acknowledge the Staff's comment and advise the Staff that we have revised footnote 3 to the Principal Stockholders table to identify all of the stockholders of Ray Cene.  As revised, footnote 3 reads as follows:

"(3) The outstanding interests of Ray Cene Investments, LLC ("Ray Cene") are owned as follows: Elizabeth Wimmer, Adam Wimmer's wife, owns 25%; Lyle Wimmer, Adam Wimmer's father, owns 40% and NSV, Inc., which is wholly owned by Steven Chandler, owns 35%.  Pam McClanahan serves as the manager of Ray Cene and all company actions (including as to voting and dispositive power over the shares of Company stock owned by Ray Cene) are taken by the affirmative vote of the holders of a majority of the outstanding interests."

Attn: Pamela Long, Esq.
United States Securities and Exchange Commission

Item 16, Exhibits, page II-3

4.	Comment

Please add the promissory notes for your related persons transactions in 2008 to the "10" series of exhibits.  See Item 601 of Regulation S-K.

Response

We respectfully advise the staff that we have revised the Form 10 to add the promissory notes for the Registrant's related persons transactions in 2008 to the "10" series of exhibits

In connection with our response to the Commission’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, in conjunction with its counsel, has worked diligently to respond to the Staff's comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns the Staff may have had.  If you wish to discuss this letter, or if you have further questions, please feel free to call me at 540 520 6522 or William Ruffa, company counsel, at (212) 355-0606.

Very truly yours,

/s/ Adam Wimmer Adam Wimmer
President
Quality Alliance Group, Inc.